

September 13, 2021

Edward J. Wegel
Chairman and Chief Executive Officer
Global Crossing Airlines Group Inc.
4200 NW 36th Street
Building 5A
Miami International Airport
Miami, FL 33166

> **Re: Global Crossing Airlines Group Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted August 27, 2021**
> **CIK No. 0001846084**

Dear Mr. Wegel:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1

Summary of the Prospectus, page 1

1. Please provide an updated organizational chart in your filing, including the ownership percentage held in each entity. In that regard, we note that the chart on page 10 does not appear to reflect the transaction with Kizoto, LLC, in which you issued shares of GlobalX Travel Technologies, Inc.

Risk Factors
Delaware law and provisions in our certificate of incorporation and bylaws that will become effective upon the closing of this offering, page 29

2.   Please revise this risk factor to describe the provisions of your certificate of incorporation and bylaws that could adversely affect the price of your common stock.

Selling Stockholders, page 89

3.   We note your disclosure regarding the number of shares of common stock outstanding, described to include shares of Class A non-voting common stock and shares of Class B non-voting common stock. Please revise to clarify whether the shares of common stock to be offered for resale under the registration statement are limited to ordinary shares of common stock, or whether they also include shares of Class A non-voting common stock and shares of Class B non-voting common stock.

Exhibits

4.   Please file as exhibits to your registration statement the agreements entered into with Kizoto, LLC, the lease agreements for aircrafts entered into during the six months ended June 30, 2021, the premium finance agreement entered into on January 23, 2021 and the agreement with GEM to adjust the terms of the warrants, or tell us why you do not believe you are required to do so. Refer to Item 601(b)(10) of Regulation S-K.

       You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Martin T. Schrier